April 16, 2019

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

Attn: Rebecca Marquigny

100 F Street, N.E.

Washington, DC 20549

Capitol Series Trust (the “Registrant”)

SEC File No. 811-22895

Dear Ms. Marquigny:

Below please find our responses to your comments with respect to the Registrant’s Post-Effective Amendment No. 71 (“PEA No. 71”) to its Registration Statement on Form N-1A (“Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 30, 2019 (SEC Accession Number 0001398344-19-001461), for the purpose of adding a new series, the Guardian Dividend Growth Fund (the “Fund”). PEA No. 71 is scheduled to become effective with the SEC pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”), on April 16, 2019.

General Comment. Please note that any comment provided herein applies to language repeated within the Registration Statement. Please consistently respond to all applicable language or identify any discrepancies in your response and explain. Please also update all missing information and provide this information to the examiner prior to the effective date of PEA No. 71, with sufficient time for the examiner to review and comment on it.

Prospectus

Cover Page

Comment 1.      Please update the Fund’s exchange ticker symbol on the cover page of the Prospectus, pursuant to Item 1(a)(2) of Form N-1A, and also on the SEC’s EDGAR system.

Response:         The requested change has been incorporated.

Ultimus Fund Solutions, LLC | 225 Pictoria Drive, Suite 450 | Cincinnati, OH 45246 | 513.587.3400 | fax 513.587.3450

www.ultimusfundsolutions.com

Risk/Return Summary

Comment 2.       In relation to the Fund’s investments in Master Limited Partnerships (“MLPs”), please amend the table titled “Annual Fund Operating Expenses” to include a line item for deferred/current income tax expense.

Response:         The Fund elects to be treated as a Registered Investment Company for tax purposes, as opposed to a C-Corporation. As such, the Fund’s investments in MLP’s are limited and all MLP holdings are qualified publicly traded partnerships (QPTPs) and qualify as ‘qualified assets,’ thus no accounting estimate for deferred income expenses is required.

Comment 3.      If the Fund’s anticipated acquired fund fees and expenses will exceed 0.01%, please add an additional line item to the table titled “Annual Fund Operating Expenses” detailing those anticipated expenses.

Response:         The Registrant affirms that the anticipated acquired fund fees and expenses will not exceed 0.01%.

Comment 4.      If the Fund’s anticipated portfolio turnover rate will be 100% or greater, please consider adding additional principal risk disclosure regarding portfolio turnover.

Response:         The Registrant affirms that the Fund’s anticipated portfolio turnover rate will be 99% or less, and has revised the registration statement as such.

Comment 5.      Pursuant to Rule 35d-1 of the Investment Company Act of 1940, please modify the section titled “Principal Investment Strategies” to specify that the Fund will invest at least 80% of its net assets in dividend-paying securities, and then please clarify what the investment adviser will consider to be “dividend-paying.”

Response:         The Registrant has modified the section titled “Principal Investment Strategies” to include the following language:

“The Fund invests primarily in a diversified portfolio of equity securities of both U.S. and non-U.S. companies that pay current dividends, including American Depository Receipts (“ADRs”). Under normal market conditions, the Fund will invest at least 80% of its net assets (including the amount of any borrowings for investment purposes) in such dividend-paying equity securities.”

Comment 6.       Please disclose any restrictions on the Fund’s investments in the securities of foreign issuers.

Response:         The Registrant notes that the Fund may invest a substantial portion of its portfolio in the securities of foreign issuers, and believes that it has adequately disclosed all relevant restrictions on such investing activity. For clarity, the first sentence of the third paragraph of the section titled “Principal Investment Strategies” has been revised as follows:

“The international portion of the Fund’s portfolio will generally be diversified across a number of foreign countries, and may, at times, comprise a significant majority of the Fund’s portfolio.”

Comment 7.       Please include a statement defining the capitalization ranges that correspond to medium and large capitalization companies.

Response:          The third sentence of the section titled “Principal Investment Strategies” has been revised as follows:

“The Fund may invest in companies of all sizes but will focus primarily on medium and larger capitalization companies that pay a dividend, and may trade warrants and rights. The Fund considers market capitalizations between $2 billion and $25 billion to qualify as medium capitalization, and those over $25 billion to qualify as large capitalization.”

Comment 8.     Please clarify whether the Fund’s investments in equity interests of MLPs will include investment in both general partnership and limited partnership interests, and, if the Fund will invest in general partnership interests, please incorporate appropriate tax risk disclosures related to general partnership interests in MLPs.

Response:         The Registrant affirms that it will only invest in limited partnership interests of MLPs. Further, the final sentence of the first paragraph of the section titled “Principal Investment Strategies” has been revised as follows:

“The Fund may also invest in real estate investment trusts (“REITs”) and limited partnership interests in Master Limited Partnerships (“MLPs”).”

Comment 9.       Please describe what factors that the Fund’s investment adviser will consider when deciding whether to invest in securities in emerging markets outside of the Morgan Stanley Capital International (“MSCI”) Emerging Markets Index.

Response:          Reference to the selection of securities in emerging markets outside of the MSCI Emerging Markets Index has been struck from the Principal Investment Risks section.

Comment 10.     Please consider whether the Fund intends to concentrate in any sector, market, country, or region, and, if not, consider modifying the Fund’s Principal Investment Strategies and Principal Investment Risks sections accordingly.

Response:          References to portfolio concentration have been struck from the Principal Investment Strategies and Principal Investment Risks sections.

Comment 11.      Please disclose the particular risks of energy sector investments via investments in MLPs.

Response:          The Registrant represents that the Fund will only be exposed to the energy sector through MLPs in a limited capacity. Nevertheless, the risk disclosure titled “Master Limited Partnership (“MLP”) Risk” has been revised to include the following language:

“To the extent that the Fund’s investments in MLPs expose its portfolio to the energy sector, such as the oil and gas industries, the Fund may experience additional risks, including, but not limited to, risks related to: price fluctuation caused by real and perceived inflationary trends and political developments; the cost assumed in complying with environmental safety regulations; demand of energy fuels; energy conservation; the success of exploration projects; volatility in commodity prices and changes in supply and demand, which may affect the volume of energy commodities transported, processed, stored and or distributed; specific risks associated with companies owning and/or operating pipelines, gathering and processing energy assets; operating risks including outages, structural and maintenance, impairment and safety problems; terrorism risk, extreme weather and other natural disasters; capital markets risk, resulting in higher capital costs or impacting growth and access to capital; and tax and other government regulations.”

Comment 12.      If the Fund will invest in general partnership interests of MLPs, please disclose the risks related to those interests, including the tax risks.

Response:          The Registrant affirms that it will only invest in limited partnership interests of MLPs.

Investment Objectives, Principal Investment Strategies, and Related Risks

Comment 13.     The section titled, “Investment Process” explains that the Fund will employ both “relative analysis” and “AI analysis” models. Please provide additional information regarding how each of these models will be used in the portfolio.

Response:         The second paragraph of the section titled “Investment Process” has been revised as follows:

“The relative analysis uses multiple factors, including earnings growth, dividend growth, value, yield, momentum and quality in order to derive a fundamental rank of a given stock within each sector. The intrinsic analysis projects future cash flow growth and uses customized discount rates and discount models to arrive at an intrinsic valuation target. The Artificial Intelligence component uses both traditional fundamental datasets and un-structured datasets. The process uses machine learning algorithms to forecast expected dividend growth rates and also the probability of a dividend cut for each stock. Each of these three models are combined to create a ranking of all stocks within each sector for the universe of stocks available for the Fund’s portfolio.”

Comment 14.     The section titled “Investment Process” includes the following sentence:

“A team of portfolio managers then constructs the portfolio based upon the above stock selection process and concurrent assessment of the macro environment and portfolio risk constraints.”

Please consider rephrasing this sentence pursuant to General Instruction B.4(c) of Form N-1A.

Response:         The relevant sentence has been revised as follows:

“A team of portfolio managers then constructs the portfolio based upon the above stock selection process, while taking into account the overall economic environment and the portfolio’s current exposure to risk.”

Comment 15.     If the Fund intends to concentrate in any sector, market, country, or region, please consider revising the Focused Investment Risk disclosure to identify the specific area of concentration and its particular risks.

Response:         References to portfolio concentration have been struck from the Principal Investment Strategies and Principal Investment Risks sections.

Comment 16.     Please consider if an investor is better served by the presentation of the Fund’s principal risks in order of importance, rather than in an alphabetical presentation, and revise the presentation of the Fund’s principal risks accordingly.

Response:         The Registrant respectfully declines to modify the presentation of the Fund’s principal risks. It is our understanding that presenting the Fund’s principal risks in order of importance is not required by Form N-1A. In addition, the Registrant is concerned that delineating one type of risk as more important than another by ranking them in such a way in a Fund’s prospectus can be subjective in nature, open to interpretation, and subject to change, and may therefore create misconceptions regarding a Fund’s risks. The Registrant is also concerned that such a presentation may invite litigation in the event that risks identified as lower in importance come into existence in a manner that impacts the Registrant.

Comment 17.     Please consider whether the Fund will invest in debt securities of MLPs as a principal investment strategy, and, if so, revise the principal investment strategy disclosures accordingly.

Response:         The registrant affirms that debt securities of MLPs will not be a principal investment strategy of the Fund, and has struck references to such securities from the principal investment risks section.

Comment 18.     Please consider whether the Fund will invest in preferred stocks and bonds of Real Estate Investment Trusts (“REITs”) as a principal investment strategy, and, if so, revise the principal investment strategy disclosures accordingly.

Response:         The Registrant affirms that the Fund will not invest in preferred stocks and bonds of REITs as a principal investment strategy, and has struck references to such securities from the principal investment risks section.

Shareholder Information

Comment 19.     In the section titled “Taxes,” please include disclosure that shareholders of the Fund may receive corrected IRS Form 1099s as a result of the Fund’s investment in MLPs.

Response:         The following subsection titled “Investments in MLPs” has been added to the section titled “Taxes:”

“Investments in MLPs. The Fund may invest up to 25% of its total assets in MLPs. In general, an MLP is taxed as a corporation for income tax purposes. However, if the MLP derives at least 90% of its gross income from Qualifying Income each taxable year, then the MLP will be taxed as a partnership for income tax purposes. For these purposes, Qualifying Income includes interest, dividends, real estate rents, gain from the sale of real estate, certain income and gain from commodities and commodity futures, and income and gain from certain mineral and natural resources activities.

If an MLP is treated as a partnership, then for each tax year, the MLP will allocate its net profits and net losses (and corresponding tax items) to its partners in accordance with its partnership agreement. The allocation occurs whether or not the MLP makes a distribution to its partners. Each partner will report its share of the tax items on its income tax return. If an MLP makes a cash distribution to a partner, then the partner recognizes no income from the distribution if the amount of the distribution is equal to or less than the partner’s adjusted tax basis in its ownership interest. Any cash distributed in excess of the partner’s adjusted tax basis is taxed as capital gain. A partner’s adjusted tax basis in its partnership interest is the value of its initial contribution to the MLP. Each year, the adjusted tax basis is adjusted upwards for the allocation of income and is adjusted downwards for distributions and the allocation of losses and deductions. In general, any gain or loss from the sale of an ownership interest in an MLP is capital gain or loss. However, some of the gain may be ordinary income if the MLP holds certain ordinary income producing assets, such as depreciable tangible personal property and contracts. These adjustments may result in shareholders of the Fund receiving corrected IRS Form 1099s after the initial IRS Form 1099s have been issued.”

SAI

Comment 20.    In the “Concentration” subsection of the section titled “Fundamental Limitations,” please confirm that the disclosure accurately considers the Fund’s principal investment strategies as described in the prospectus.

Response:         The Registrant notes that the language in the prospectus regarding concentration has been struck, and affirms that the Fund does not intend to concentrate in any industry, sector, market, country, or region. The Registrant therefore believes that the relevant language in the “Concentration” subsection is accurate.

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If you have any additional questions, or need additional information, please contact me at 513-869-4327.

Sincerely,

/s/ Matthew Beck

Matthew Beck
Secretary

cc:	Mr. Brandon Kipp, Chief Compliance Officer